Mail Stop 6010

June 21, 2006

Mr. Timothy Marcotte
Chief Financial Officer
Vnus Medical Technologies, Inc.
5799 Fontanoso
San Jose, CA 95138

> **Re: Vnus Medical Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2005**
> **Forms 10-Q for the Quarters Ended March 31, 2006**
> **File No. 000-50988**

Dear Mr. Marcotte:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Consolidated Statement of Operations, page 53

1.   Please revise your future filings to remove the total captions and amounts from the stock-based compensation table included as footnote (1) on the face of your consolidated statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement caption. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Disclosure Controls and Procedures, page 72

2.   We note your statement that your "management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to provide to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the

Mr. Timothy Marcotte
Vnus Medical Technologies, Inc.
June 21, 2006
Page 3

     Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3671 if you have questions regarding these comments.

     Sincerely,

     Martin F. James
     Senior Assistant Chief Accountant